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                 JOMED N V COMPLETES TENDER OFFER FOR ENDOSONICS
                                   CORPORATION
_______________________________________________________________________________


Beringen/Switzerland, September 19, 2000. Medical-technology company JOMED N.V. (SWX: JOM) announced today that its wholly-owned subsidiary, JOMED Acquisition Corp., has accepted for purchase and payment 16,593,039 of the issued and outstanding shares of the common stock of EndoSonics Corporation (NASDAQ:
ESON), at US$11.00 per share net to the seller in cash, pursuant to its previously-announced cash tender offer for all of the outstanding shares of the common stock of EndoSonics that commenced on August 21, 2000. The 16,593,039 shares plus the 268,100 shares already owned by JOMED equal 92.78% of the issued and outstanding shares of EndoSonics common stock. The 16,593,039 shares includes 478,737 shares that have been tendered to JOMED Acquisition Corp., where the stockholder has guaranteed delivery of its shares within three business days of the expiration of the tender offer.

JOMED expects the tender offer to be followed by a merger of JOMED Acquisition Corp. with and into EndoSonics. Pursuant to this merger, those EndoSonics stock-holders who did not tender their shares in the tender offer and who do not seek appraisal of their shares pursuant to the applicable provisions of Delaware law will have their shares converted into the right to receive US$11.00 per share net to each such stockholder in cash upon due presentation of certificates representing their shares to ChaseMellon Shareholder Services L.L.C., the depositary for the tender offer.

Following the closing of the tender offer, all trading in JOMED shares is expected to return to a single line of stock (SWX: JOM) on 20 September 2000.


***


JOMED is the leading European developer and manufacturer of stents for interventional cardiology. It currently offers a range of more than 600 products in more than 60 countries. In 1999, JOMED achieved a turnover of EUR 43.7 million (US$39.5 million) and net profits of EUR 2.1 million (US$1.9 million). In the first half of 2000, JOMED increased its turnover by 51% and net profit by 178%. As a result of the acquisition of EndoSonics, JOMED intends to become a world leader among the suppliers of innovative products for minimally invasive interventions in blood vessels.

EndoSonics Corporation, headquartered in Rancho Cordova, California, is a leading developer, manufacturer and marketer of intravascular ultrasound (IVUS) imaging products, angioplasty catheters, and functional assessment products to assist in the diagnosis and treatment of cardiovascular and peripheral vascular disease.

Credit Suisse First Boston is acting as exclusive financial advisor to JOMED in connection with the acquisition and the related financing and as dealer manager for the tender offer.

U.S. Bancorp Piper Jaffray Inc. acted as exclusive financial advisor to EndoSonics, in this transaction and rendered a fairness opinion.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Actual results may differ significantly from the
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discussion of such matters in the forward-looking statements. Factors that may cause such difference include, but are not limited to, those factors set forth in EndoSonics' Annual Report on Form 10-K for the year ended December 31, 1999, and other filings from time to time with the Securities and Exchange Commission.

JOMED NV

Antti Ristinmaa                    Tor Peters
Chief Financial Officer            President and Chief Executive
phone +45-42-490-6034              Officer
                                   phone +41-52-674-8506


ENDOSONICS CORPORATION

Jeffrey Elder                      Morgan-Walke Associates, Inc.
Sr. Vice President and Chief       Jim Byers, Danielle Scheg
Financial Officer                  (Investor Relations)
phone 001-916-638-8008             Christopher Katis (Media)
                                   phone 001-415-296-7383